

Mail Stop 4561

March 9, 2018

Duston M. Williams
Chief Financial Officer
Nutanix, Inc.
1740 Technology Drive, Suite 150
San Jose, CA 95110

> **Re: Nutanix, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2017**
> **Filed September 18, 2017**
> **Form 10-Q for the Quarterly Period Ended October 31, 2017**
> **Filed December 13, 2017**
> **File No. 001-37883**

Dear Mr. Williams:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended October 31, 2017

Note 3. Revenue, Deferred Revenue and Deferred Commissions

Costs to obtain and fulfill a contract, page 16

1. You indicate that commission expenses that are incremental to obtaining customer contracts are capitalized and the deferred commission amounts are amortized based on the expected future revenue streams under the customer contracts. Since the majority of your product sales are sold in conjunction with PCS contracts, please clarify whether sales commissions are earned or allocated to different performance obligations in a contract and how the amortization period and expense reflects the transfer of the applicable product and service. Refer to ASC 340-40-35-1 and 340-40-50-2(b).

2.   Please tell us, and disclose as appropriate, whether additional sales commissions are paid upon renewal of PCS contracts and, if so, whether such amounts are commensurate with the initial commissions. Further, if applicable, disclose how commissions paid for renewals are considered in your amortization period, which is based on the expected future revenue streams. Refer to ASC 340-40-35-1 and 340-40-50-2(b).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                Sincerely,

                                /s/ Kathleen Collins

                                Kathleen Collins
                                Accounting Branch Chief
                                Office of Information Technologies
                                and Services

cc: Tyler Wall – Chief Legal Officer